Exhibit 4(c)(11)
EMPLOYMENT AGREEMENT
          THIS AGREEMENT, dated as of this 7th day of December, 2005, (the “Effective Date”) by and among ELAN PHARMACEUTICALS, INC., a Delaware corporation (the “Employer”), and ELAN CORPORATION, PLC, an Irish public limited company (the “Parent”, together with the Employer, the “Company”) and G. KELLY MARTIN (the “Executive”).
WITNESSETH:
          WHEREAS, the Executive is willing to serve as the Chief Executive Officer of the Parent and the Employer desires to retain the Executive in such capacity on the terms and conditions herein set forth; and
          NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the parties hereto hereby agree as follows:
          1. Employment and Duties.
          (a) General. The Company hereby continues to employ the Executive as the President and Chief Executive Officer of the Parent, and the Executive agrees upon the terms and conditions herein set forth to continue to be employed by the Employer. In such capacity, the Executive shall report directly to the Board of Directors of the Parent (the “Board”). The Executive shall perform all of the duties normally accorded to such position, as directed by the Employer or the Parent and shall have the full executive authority to manage the Company, including the authority to manage the Company in a manner consistent with applicable regulatory requirements and sound business practices. During the Term, the Executive shall also serve as the senior executive officer of such other subsidiaries of the Parent and the Employer as designated by the Board and approved by the boards of directors of such subsidiaries.
          (b) Services. For so long as the Executive is employed by the Employer, the Executive shall perform his duties faithfully and shall devote his full business time, attention and energies to businesses of the Company, and while employed, shall not engage in any other business activity that is in conflict with his duties and obligations to the Company.
          (c) No Other Employment. During the Term, the Executive shall not, directly or indirectly, render services to any other person or organization for which he receives compensation; provided, however, that upon the receipt of the Board’s prior written approval to be granted in its sole discretion, which approval shall not unreasonably be withheld, the Executive may accept an election to the board of directors of no more than two other companies without being deemed to have violated Section 1(b) hereof, provided that such activities do not otherwise conflict with his duties and obligations to the Company. No such approval will be required if the Executive seeks to perform services without direct compensation therefore in connection with the management of personal investments or in connection with the performance of charitable and civic activities, provided that such activities do not contravene the provisions of Section 1(b) and Section 5 thereof.
          (d) Board Membership. The Executive shall continue to be nominated for election to the Board for the remainder of the Term.

          2. Term and Location of Employment.
          (a) Term. The term of the Executive’s employment under this Agreement (the “Term”) shall commence on January 1, 2006 and shall continue until terminated pursuant to the provisions of Section 4 hereof. Notwithstanding anything herein to the contrary, the Term of this Agreement shall be deemed to continue the “term” of the employment agreement entered into by the Company and the Executive as of January 7, 2003, but effective February 3, 2003 and amended December 3, 2004, but effective December 31, 2004.
          (b) Location. As of the Effective Date, the Executive’s principal place of business shall be the Company’s offices in New York, New York, however, the parties acknowledge that the Executive shall be required to travel extensively in connection with the business of the Company.
          3. Compensation and Other Benefits. Subject to the provisions of this Agreement, the Employer shall pay and provide the following compensation and other benefits to the Executive during the Term as compensation for all services rendered hereunder:
          (a) Salary. The Employer shall pay to the Executive a base salary (the “Salary”) at an initial annual rate of $798,000, payable to the Executive in accordance with the normal payroll practices of the Employer as are in effect from time to time. The amount of the Executive’s Salary shall be reviewed annually by the Employer in the same manner as other senior executives of the Company and may be increased, but not decreased, during the Term.
          (b) Annual Bonus. The Executive shall be eligible to participate in the Company’s annual bonus plan, performance based stock awards, and merit award plans.
          (c) Initial Option Grant. As soon as possible after the Effective Date, the Parent shall grant the Executive an option to purchase 750,000 shares of the Parent’s common stock (the “Stock”), with an exercise price equal to the fair market value of the Stock on the date of grant and vesting in three equal annual installments on December 31, 2006, 2007 and 2008, and, except as otherwise provided herein, having post-termination exercise periods and vesting provisions following termination of employment that are no less favorable than those provided to other senior executives of the Company (the “2005 Options”).
          (d) Subsequent Option Grants. Effective January 1, 2007, the Executive shall be considered for additional option grants during the Term consistent with the Company’s annual option grant practices.
          (e) Expenses. The Employer shall reimburse the Executive for all reasonable out-of-pocket expenses incurred by the Executive in connection with his employment hereunder upon submission of appropriate documentation or receipts in accordance with the policies and procedures of the Employer as in effect from time to time. In addition, the Executive shall be eligible to receive financial planning, and tax support and advice from the provider of his choice, at a reasonable and customary annual cost.
          (f) Option, Pension, Welfare and Fringe Benefits, etc. During the Term, the Executive shall be eligible to participate in the option (consistent with subsections (c) and (d)),

pension, medical, disability and life insurance and other plans and programs applicable to senior executives of the Company generally in accordance with the terms of such plans and programs as in effect from time to time. The foregoing shall not be construed to limit the ability of the Employer or any of its affiliates to amend, modify or terminate any such benefit plans, policies or programs at any time and from time to time.
          4. Termination of Employment. Subject to the notice and other provisions of this Section 4, the Employer shall have the right to terminate the Executive’s employment hereunder, and the Executive shall have the right to resign, at any time for any reason or for no stated reason.
          (a) Termination for Cause; Resignation Without Good Reason.
               (i) If the Executive’s employment is terminated by the Employer for “Cause” (as defined below) or if the Executive resigns from his employment hereunder other than for “Good Reason” (as defined below), the Executive shall be entitled to the following amounts: (A) payment of his Salary accrued up to and including the date of termination or resignation, (B) payment in lieu of any accrued but unused vacation time, and (C) payment of any unreimbursed expenses (collectively, the “Accrued Obligations”). Except to the extent required by the terms of the programs described in Section 3(f) or applicable law, the Executive shall have no further right under this Agreement or otherwise to receive any other compensation or to participate in any other plan, program or arrangement after such termination or resignation of employment.
               (ii) “Cause” means that the Executive has (A) committed any act of willful misconduct, including fraud, in connection with his employment by the Company; (B) materially breached any provision of the Agreement, which breach has not been cured within 20 days after receiving written notice of such breach; (C) failed, refused or neglected, other than by reason of a Disability (as defined below), to timely perform any material duty or obligation under the Agreement or to comply with any lawful directive of the Board, which failure, refusal or neglect has not been cured within 10 business days after receiving written notice thereof; (D) been formally indicted for a crime involving moral turpitude, dishonesty, fraud or unethical business conduct; or (E) been determined by a governmental body or other appropriate authority to have violated any material law or regulation that is applicable to the Company’s businesses. Upon a cure of the acts set forth in subsections (B) and (C) by the Executive within the 20 business day cure period to the reasonable satisfaction of the Board, such event shall no longer constitute Cause for purposes of this Agreement.
(iii) “Good Reason” means (A) a breach by the Company of a material obligation under the Agreement, including, without limitation, a material diminution in the Executive’s title, duties, responsibilities or authority, and ceasing, other than voluntarily or for Cause, to be the sole chief executive officer of a company whose shares are publicly traded in an established securities market or on an established securities exchange, without his consent, which breach has not been cured within 20 business days after providing the Company with written notice of such breach; provided, however, that “Good Reason” shall exist, whether before or after a Change in Control, even if Executive participates in the development or implementation of the Company’s strategic initiative to transition to a new chief executive officer, (B) a failure to provide the Executive with an annual cash bonus and additional option grants in accordance with the Company’s compensation guidelines for executive officers at a level appropriate to the Executive’s performance, as determined by the Committee in good faith, or a reduction in Executive’s Salary other than in connection with a general reduction in the compensation of executives of the Company generally, (C) the failure to nominate the Executive for membership on the Board during the Term, (D) the requirement that the Executive move his principal place of business by more than 30 miles from that previously the case without his consent, (E) a request by the Board that the Executive follow a directive that is unlawful, unless retracted within 20 business days after providing the Board with written notice of the illegality of the directive, or (F) the failure of a successor to assume this Agreement as required by section 10(e). Upon a cure of the acts set forth in subsections (A) and (B) above within the 20 business day cure period, such event shall no longer constitute Good Reason for purposes of this Agreement.
(iv) Termination of the Executive’s employment for Cause shall be communicated by delivery to the Executive of a written notice from the Employer stating that the Executive will be terminated for Cause, specifying the particulars thereof and the effective date of such termination; provided, however, that no such written notice shall be effective unless the cure period specified in Section 4(a)(ii)(B) or (C) (if applicable) has expired without the Executive having corrected the event or events subject to cure. The date of a resignation by the Executive without Good Reason shall be the date specified in a written notice of resignation from the Executive to the Employer; provided, however, that the Executive shall provide at least 30 days’ advance written notice of resignation without Good Reason.
          (b) Involuntary Termination.
               (i) If the Employer terminates the Executive’s employment for any reason other than Disability or Cause or the Executive resigns from his employment hereunder for Good Reason (such a resignation or termination being hereinafter referred to as an “Involuntary Termination”), the Executive shall be entitled to payment of the Accrued Obligations. In addition, in the event of the Executive’s Involuntary Termination and execution and non-revocation of a release of all claims against in the Company in the form then customarily prescribed by the Company, the Executive shall be entitled to the following benefits:
          (A) a lump sum equal to two times the sum of the Executive’s Salary and target bonus, determined as of the Executive’s termination date plus, in the event that the Involuntary Termination occurs on or after July 1 of a year, a pro rata bonus for the year of the Involuntary Termination equal to the Executive’s target bonus for that year multiplied by the number of completed months of employment in that year divided by 12;
          (B) all of the outstanding 2005 Options granted to the Executive shall immediately accelerate and remain outstanding for two years following the Involuntary Termination or, if shorter, the balance of the original term;
          (C) for a period of two years following the Executive’s Involuntary Termination or until the Executive obtains other employment, the

Executive shall continue to participate, on the same terms and conditions as are in effect immediately prior to such termination or resignation, in the Employer’s health and medical plans provided to the Executive pursuant to Section 3(f). In lieu of any or all of the coverages provided under this paragraph (C), the Employer may pay to the Employee a single lump sum equal to the then present value of the cost of such coverages. Anything herein to the contrary notwithstanding, the Employer shall have no obligation to continue to maintain any plan, program or level of benefits solely as a result of this Agreement; and
          (D) a lump-sum cash payment in the amount of $50,000.00 to cover extra costs due to tax return preparation, estate counseling, and miscellaneous expenses. Executive shall also be entitled to obtain career transition assistance from a career transition assistance firm selected and paid for by the Company. Executive must begin the available career transition assistance program within sixty (60) days following the Involuntary Termination. Said transition assistance shall include the use of an office and the services of a full time secretary suitable for the Executive, as agreed to by the Company, for a reasonable period of time not to exceed two (2) years.
               (ii) Payment of the amounts described in subsection (i) above shall be made as soon as administratively practicable following the latest of (A) the date of the Executive’s Involuntary Termination, (B) the end of the revocation period for the release described in subsection (i) or (C) to the extent required by section 409A of the Code, the six-month anniversary of the Executive’s Involuntary Termination. In the event of the Executive’s death subsequent to his Involuntary Termination, but before the payment of benefits, benefits shall be paid to the Executive’s Beneficiary (as hereinafter defined) as soon as administratively practicable.
               (iii) If payments pursuant to subsection (i) are delayed pursuant to section 409A of the Code, the Employer shall pay interest on the postponed payments from the date of the Executive’s Involuntary Termination to the date of payment at the prime rate quoted in the Wall Street Journal on the termination date or, if not available on such date, the next prime rate quoted in the Wall Street Journal.
               (iv) The date of termination of employment without Cause shall be the date specified in a written notice of termination to the Executive. The date of resignation for Good Reason shall be the date specified in a written notice of resignation from the Executive to the Employer; provided, however, that no such written notice shall be effective unless the cure period specified in Section 4(a)(iii)(A) (if applicable) above has expired without the Employer having corrected the event or events subject to cure.
          (c) Involuntary Termination in Connection with Certain Changes in Control.
               (i) If (A) the Parent undergoes a “Change in Control” (as defined below), (B) either (x) the Executive’s employment is thereafter terminated within 24 months of the Change in Control under circumstances that would constitute an Involuntary Termination or (y) the Executive undergoes an Involuntary Termination and within 180 days of the Involuntary

Termination, the Parent executes a definitive agreement to enter into a transaction the consummation of which would result in a “Change in Control” and such transaction is actually consummated and (C) the Executive executes, and does not revoke, a release of all claims against in the Company in the form then customarily prescribed by the Company, the Executive shall be entitled to the following benefits in lieu of any benefits under Subsection (b) above:
  (I) the Accrued Obligations;
          (II) a lump sum equal to three times the sum of the Executive’s Salary and target bonus, determined as of the Executive’s termination date plus, in the event that the Involuntary Termination occurs on or after July 1 of a year, a pro rata bonus for the year of the Involuntary Termination equal to the Executive’s target bonus for that year multiplied by the number of completed months of employment in that year divided by 12;
          (III) all of the outstanding 2005 Options granted to the Executive shall immediately accelerate and remain outstanding for three years following the Involuntary Termination or, if shorter, the balance of the original term;
          (IV) for a period of three years following the Executive’s Involuntary Termination or until the Executive obtains other employment, the Executive shall continue to participate, on the same terms and conditions as are in effect immediately prior to such termination or resignation, in the Employer’s health and medical plans provided to the Executive pursuant to Section 3(f). In lieu of any or all of the coverages provided under this paragraph (C), the Employer may pay to the Employee a single lump sum equal to the then present value of the cost of such coverages. Anything herein to the contrary notwithstanding, the Employer shall have no obligation to continue to maintain any plan, program or level of benefits solely as a result of this Agreement; and
          (V) a lump-sum cash payment in the amount of $50,000.00 to cover extra costs due to tax return preparation, estate counseling, and miscellaneous expenses. Executive shall also be entitled to obtain career transition assistance from a career transition assistance firm selected and paid for by the Company. Executive must begin the available career transition assistance program within sixty (60) days following the Involuntary Termination. Said transition assistance shall include the use of an office and the services of a full time secretary suitable for the Executive, as agreed to by the Company, for a reasonable period of time not to exceed three (3) years.
               (ii) “Change in Control” means (A) the consummation of a merger or consolidation of the Parent with or into another entity or any other corporate reorganization (including without limitation, the acquisition by any person of a majority of the voting shares in the Parent), if more than 50% of the combined voting power of the continuing or surviving entity’s issued shares or securities outstanding immediately after such merger, consolidation or other reorganization is held by persons who were not shareholders of the Parent immediately prior to such merger, consolidation or other reorganization; (B) the sale, transfer or other disposition of all or substantially all of the Parent’s assets; (C) individuals who on the date of this Agreement constitute the Board (the “Incumbent Directors”) cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board, provided, however, that any individuals who becomes a director of the Company subsequent to the date of this Agreement shall be considered an Incumbent Director if such person’s election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors; but, provided further that any such person whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of members of the Board or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board, including by reason of agreement intended to avoid or settle any such actual or threatened contest or solicitation, shall not be considered an Incumbent Director; or (D) any transaction as a result of which any person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), directly or indirectly, of securities of the Parent representing at least 50% of the total voting power represented by the Parent’s then outstanding voting securities (e.g., issued shares). The term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude (i) a trustee or other fiduciary holding securities under an employee benefit plan of the Parent or of any subsidiary of the Parent and (ii) a company owned directly or indirectly by the shareholders of the Parent in substantially the same proportions as their ownership of the ordinary shares of the Parent.
               (iii) Payment of the amounts described in subsection (i) above shall be made as soon as administratively practicable following the latest of (A) the date of the Executive’s Involuntary Termination, (B) the end of the revocation period for the release described in subsection (i) or (C) to the extent required by section 409A of the Code, the six-month anniversary of the Executive’s Involuntary Termination. In the event of the Executive’s death subsequent to his Involuntary Termination, but before the payment of benefits, benefits shall be paid to the Executive Beneficiary (as hereinafter defined) as soon as administratively practicable.
               (iv) If payments pursuant to subsection (i) are delayed pursuant to section 409A of the Code, the Employer shall pay interest on the postponed payments from the date of the Executive’s Involuntary Termination to the date of payment at the prime rate quoted in the Wall Street Journal on the termination date or, if not available on such date, the next prime rate quoted in the Wall Street Journal.
          (d) Termination Due to Disability. In the event of the Executive’s Disability, the Employer shall be entitled to terminate his employment. In the case that the Employer terminates the Executive’s employment due to Disability, the Executive shall be entitled to payment of (i) the Accrued Obligations, (ii) in the event that the termination occurs on or after July 1 of a year, a pro rata bonus for the year of the Disability equal to the Executive’s target bonus for that year multiplied by the number of completed months of employment in that year divided by 12, and (iii) any disability benefits that are provided under the terms of any plan, program or arrangement referred to in Section 3(f) applicable to the Executive at the time of his Disability. In addition, all of the outstanding 2005 Options granted to the Executive shall immediately accelerate and remain outstanding for two years following the Executive’s termination of employment under this subsection or, if shorter, the balance of the original term. “Disability” shall mean a physical or mental impairment that substantially prevents him from performing his duties hereunder and that has continued for either (1) 180 consecutive days or (ii) any 180 days within a consecutive 360 day period. Any dispute as to whether or not the Executive is disabled within the meaning of the preceding sentence shall be resolved by a physician reasonably satisfactory to the Executive and the Employer, and the determination of such physician shall be final and binding upon both the Executive and the Employer.
          (e) Death. Except as provided in Sections 4(b)(ii), 4(c)(iii) and this Section 4(e), no Salary or benefits shall be payable under this Agreement following the date of the Executive’s death. In the event of the Executive’s death, the Accrued Obligations and in the event that the Executive’s death occurs on or after July 1 of a year, a pro rata bonus for that year equal to the Executive’s target bonus for that year multiplied by the number of completed months of employment in that year divided by 12, shall be paid to the Executive’s Beneficiary within 30 days of such termination. In addition, all of the outstanding 2005 Options granted to the Executive shall immediately accelerate and remain outstanding for two years following the Executive’s death or, if shorter, the balance of the original term. The Executive’s Beneficiary shall also be entitled to any death benefits that are provided under the terms of any plan, program or arrangement referred to in Section 3(f) applicable to the Executive at the time of death.
          (f) Beneficiary. For purposes of this Agreement, “Beneficiary” shall mean the person or persons designated in writing by the Executive to receive benefits under a plan, program, arrangement or this Agreement, if any, in the event of the Executive’s death, or, if no such person or persons are designated by the Executive, the Executive’s estate. No Beneficiary designation shall be effective unless it is in writing and received by the Employer prior to the date of the Executive’s death.
          5. Protection of the Employer’s Interests.
          (a) No Interference. For so long as the Executive is employed by the Employer and for one year following his termination of employment for any reason (such period being referred to hereinafter as the “Restricted Period”), the Executive shall not, either himself or through any agent, whether for his own account or for the account of any other individual, partnership, firm, corporation or other business organization (other than the Company or its affiliates), intentionally solicit, endeavor to entice away from the Company, or otherwise interfere with the relationship of the Company with, any individual who is employed by or otherwise engaged to perform services for the Company (other than those individuals who are personally recruited by the Executive) or any person or entity who is, or was within the then most recent twelve-month period, a customer or client of the Company or its affiliates.
          (b) Secrecy. As a condition of his employment, the Executive shall be required to execute the Company’s standard proprietary inventions and confidentiality agreement. In addition, the Executive recognizes that the services to be performed by him hereunder are special, unique and extraordinary in that, by reason of his employment hereunder, he may acquire confidential information and trade secrets concerning the operation of the Company or its affiliates or subsidiaries, the use or disclosure of which could cause the Company or its affiliates or subsidiaries substantial losses and damages which could not be readily calculated and for which no remedy at law would be adequate. Accordingly, the Executive covenants and agrees that he will not at any time, except in performance of his obligations hereunder or with the prior written consent of the Board, directly or indirectly disclose to any person any secret or confidential information that he may learn or has learned by reason of his association with the Company, or any of its predecessors, subsidiaries and affiliates. The term “confidential information” means any information not previously disclosed or otherwise available to the public or to the trade with respect to the Company’s, or any of its predecessors’, affiliates’ or subsidiaries’, products, facilities and methods, trade secrets and other intellectual property, systems, procedures, manuals, confidential reports, product price lists, customer lists, financial information, business plans, prospects or opportunities.
          (c) Exclusive Property. The Executive confirms that all confidential information is and shall remain the exclusive property of the Company, its affiliates and subsidiaries. All business records, papers and documents kept or made by the Executive relating to the business of the Company, its predecessors, affiliates and subsidiaries shall be and remain the property of the Company. Upon the termination of his employment with the Company or upon the request of the Company at any time, the Executive shall promptly deliver to the Company, and shall not without the consent of the Board retain copies of, any written materials not made available to the public, or records and documents made by the Executive or coming into his possession concerning the business or affairs of the Company or any of its affiliates or subsidiaries.
          (d) Injunctive Relief. Without intending to limit the remedies available to the Company, the Executive acknowledges that a breach of any of the covenants contained in this Section 5 may result in material irreparable injury to the Company or its affiliates or subsidiaries for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company, its affiliates or subsidiaries, shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction restraining the Executive from engaging in activities prohibited by this Section 5 or such other relief as may be required to specifically enforce any of the covenants in this Section 5.
          6. Certain Additional Payments by the Company.
          (a) Gross-Up Payment. Anything in this Agreement to the contrary or any termination of this Agreement notwithstanding, in the event it shall be determined that any payment or distribution or benefit received or to be received by the Executive pursuant to the terms of this Agreement or any other payment or distribution or benefit made or provided by the Company or any of its affiliates, to or for the benefit of the Executive (whether pursuant to this Agreement or otherwise) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, is hereinafter collectively referred to as the “Excise Tax”), then the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income and employment taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.
          (b) Gross-Up Payment Calculation. Subject to the provisions of Subsection (c) below, all determinations required to be made under this Section 6, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by such certified public accounting firm as may be jointly designated by the Executive and the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 6, shall be paid by the Company to the Executive within five days of the receipt of the Accounting Firm’s determination. Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder it is possible that Gross-Up Payments that will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Subsection (c) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.
          (c) Claim by the IRS. The Executive shall notify the Company in writing of any claim by the U.S. Internal Revenue Service (the “IRS”) that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:
               (i) give the Company any information reasonably requested by the Company relating to such claim;
               (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company; and
               (iii) cooperate with the Company in good faith in order effectively to contest such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses; (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income and employment tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Subsection (c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive shall agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income and employment tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and provided further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the IRS or any other taxing authority.
          (d) Entitlement to Refund. If, after the receipt by the Executive of an amount paid by the Company pursuant to Subsection (c), the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall (subject to the Company’s complying with the requirements of Subsection (c) promptly repay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount paid by the Company pursuant to Subsection (c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such payment shall be forgiven and shall not be required to be repaid and the amount of such payment shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.
          (e) Compliance with 409A. Notwithstanding any provision of this Section to the contrary, the payment of the Gross-up Payment shall comply with the applicable provisions of section 409A of the Code and regulations issued thereunder.
7. Indemnification. The Company agrees that (i) if the Executive is made a party, or is threatened to be made a party, to any threatened or actual claim, action, suit or proceeding, whether civil, criminal, administrative, investigative, appellate or other (each, a “Proceeding”), including an action by or in the right of the Company, by reason of the fact that he is or was a director, officer, employee, agent, manager, or representative of the Company or is or was serving at the request of the Company as a director, officer, member, employee, agent, manager, or representative of any subsidiary or affiliate of the Company, or of another corporation, partnership, joint venture, trust or other enterprise, or (ii) if any claim, demand, request, investigation, dispute, controversy, threat, discovery request or request for testimony or information (each, a “Claim”) is made, or threatened to be made, that arises out of or relates to the Executive’s service in any of the foregoing capacities, then the Executive shall be indemnified and held harmless by the Company to the fullest extent legally permitted or authorized by the Company’s certificate of incorporation, by-laws, Board resolutions or, if greater, by applicable law, against any and all costs, expenses, liabilities and losses (including, without limitation, attorney’s fees, judgments, interest, expenses of investigation, penalties, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by the Executive in connection therewith, and such indemnification shall continue as to the Executive even if he has ceased to be a director, officer, member, employee, agent, manager, or representative of the Company and shall inure to the benefit of the Executive’s heirs, executors and administrators. Except to the extent prohibited by applicable law, the Company shall advance to the Executive all costs and expenses incurred by him in connection with any such Proceeding or Claim within 15 days after receiving written notice requesting such an advance. Such notice shall include, to the extent required by applicable law, an undertaking by the Executive to repay the amount advanced if he is ultimately determined not to be entitled to indemnification against such costs and expenses. The Company agrees to maintain director’s and officer’s liability insurance covering the Executive for services rendered to the Company and its subsidiaries and, if reasonably available, its affiliates covering the Executive for his services as a director officer, member, employee, agent, manager or representative of the Company or any of its subsidiaries and affiliates, if applicable.
8. No Mitigation or Offset. The Executive shall not be required to mitigate the amount of any payment provided for herein by seeking other employment or otherwise, and any such payment will not be reduced in the event such other employment is obtained.
9. Attorneys’ Fees and Costs. In the event that any action or other proceeding is instituted to enforce any right or obligation under this Agreement, the prevailing party shall be entitled to receive, in addition to any other relief granted, the costs of enforcement of this Agreement, including reasonable attorneys’ fees and court costs; provided, however, that following a Change in Control, the Company shall pay the Executive’s reasonable attorneys’ fees and court costs if it is determined that the Executive brought an action in good faith and with a bona fide position without regard to whether the Executive prevails.
10. General Provisions.
(a) No Other Severance Benefits. Except as specifically set forth in this Agreement, the Executive covenants and agrees that he shall not be entitled to any other form of severance benefits from the Employer, including, without limitation, benefits otherwise payable under any of the Employer’s regular severance plans or policies, in the event his employment ends for any reason and, except with respect to obligations of the Employer expressly provided for herein, the Executive unconditionally releases the Employer and its subsidiaries and affiliates, and their respective directors, officers, employees and stockholders, or any of them, from any and all claims, liabilities or obligations under any severance or termination arrangements of the Employer or any of its subsidiaries or affiliates.

(b) Tax Withholding. All amounts paid to Employee hereunder shall be subject to all applicable federal, state and local wage withholding.
(c) Notices. Any notice hereunder by either party to the other shall be given in writing by personal delivery, or certified mail, return receipt requested, or (if to the Employer) by telex or facsimile, in any case delivered to the applicable address set forth below:

(i) To the Company:	Treasury Building
Lower Grand Canal Street
Dublin 2
Ireland
Attention: Secretary

With a copy to:
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA
Attn: Robert J. Lichtenstein, Esq.

(ii) To the Executive:	G. Kelly Martin
1040 Fifth Avenue, Apt. 5B
New York, New York 10028

With a copy to:
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154-0037
Attn: Lanny A. Oppenheim
or to such other persons or other addresses as either party may specify to the other in writing.
(d) Representation by the Executive. The Executive represents and warrants that his entering into this Agreement does not, and that his performance under this Agreement will not, violate the provisions of any agreement or instrument to which the Executive is a party or any decree, judgment or order to which the Executive is subject, and that this Agreement constitutes a valid and binding obligation of the Executive in accordance with its terms. Breach of this representation will render all of the Employer’s obligations under this Agreement void ab initio.
          (e) Assignment; Assumption of Agreement. No right, benefit or interest hereunder shall be subject to assignment, encumbrance, charge, pledge, hypothecation or setoff by the Executive in respect of any claim, debt, obligation or similar process. The Employer will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Employer to assume expressly and to agree to perform this Agreement in the same manner and to the same extent that the Employer would be required to perform it if no such succession had taken place.

          (f) Amendment. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, modification, waiver or discharge is agreed to in writing and signed by the parties. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.
          (g) Severability. If any term or provision hereof is determined to be invalid or unenforceable in a final court or arbitration proceeding, (i) the remaining terms and provisions hereof shall be unimpaired and (ii) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.
          (h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (determined without regard to the choice of law provisions thereof), and the parties consent to jurisdiction in the United States District Court for the Southern District of New York.
          (i) Entire Agreement. This Agreement contains the entire agreement of the Executive, the Employer and any predecessors or affiliates thereof with respect to the subject matter hereof and all prior agreements and term sheets are superseded hereby except as expressly provided herein. Notwithstanding the foregoing, this Agreement shall not supersede or effect any of the stock option grants to the Executive made prior to the date hereof.
(j) Counterparts. This Agreement may be executed by the parties hereto in counterparts, each of which shall be deemed an original, but both such counterparts shall together constitute one and the same document.

          IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first written above.

ELAN PHARMACEUTICALS, INC.
By:	/s/ Richard T. Collier
	Name:	Richard T. Collier
	Title:	EVP & Secretary

ELAN CORPORATION, PLC
By:	/s/ Liam Daniel
	Name:	Liam Daniel
	Title:	EVP & Secretary

EXECUTIVE
/s/ G. Kelly Martin
G. Kelly Martin

AMENDMENT 2008-1
TO THE
EMPLOYMENT AGREEMENT
     THIS AMENDMENT, dated as of December 19, 2008, between Elan Pharmaceuticals, Inc., a Delaware corporation (the “Employer”), and Elan Corporation, plc, an Irish public limited company (the “Parent,” together with the Employer, the “Company”) and G. Kelly Martin (the “Executive”).
RECITALS
     WHEREAS, the Company and the Executive previously entered into that certain Employment Agreement, dated as of December 7, 2005 (the “Employment Agreement”), which sets forth the terms and conditions of Executive’s employment with the Company;
     WHEREAS, the Company and the Executive desire to amend the Employment Agreement to comply with the requirements of section 409A of the Internal Revenue Code of 1986, as amended and the final regulations issued thereunder; and
     WHEREAS, Section 10(f) of the Employment Agreement provides that the Employment Agreement may be amended pursuant to a written agreement between the Company and the Executive.
     NOW, THEREFORE, the Company and the Executive hereby agree that, effective December 19, 2008, the Employment Agreement shall be amended as follows:
     1. Section 4(b)(i)(C) of the Employment Agreement is hereby amended to read in its entirety as follows:
“(C) for a period of two years following the date of the Executive’s Involuntary Termination or, if earlier, the date the Executive obtains other employment, the Executive shall continue to participate, on the same terms and conditions as are in effect immediately prior to such termination or resignation, in the Employer’s health and medical plans provided to the Executive pursuant to Section 3(f). In order for the Executive to receive such continued coverage, the Executive shall pay to the Employer on the last day of each month preceding the month that the health and medical coverage continuation shall be provided, the full cost of the monthly premiums equal to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) cost of continued health and medical coverage under the health and medical plans of the Employer. The first such payment shall be paid to the Employer on the last day of the month in which date of the Executive’s Involuntary Termination occurs. The Executive shall receive a monthly reimbursement payment (each such payment, a “Monthly Health Payment”) during the two-year period (or until the date the Executive obtains other employment, if earlier), on the first payroll date of each month, equal to the monthly COBRA cost of continued health and medical coverage under the health and medical plans of the Employer, less the amount that the Executive would be

1

required to contribute for health and medical coverage if the Executive were an active employee. The Monthly Health Payments under this Section 4(b)(i)(C) shall commence on the first payroll date occurring in the month following the month in which the date of the Executive’s Involuntary Termination occurs and shall continue for a period of two years following the Executive’s Involuntary Termination or, if earlier, until the date the Executive obtains other employment. In addition, on each date which the Monthly Health Payments are made under this Section 4(b)(i)(C) the Employer shall pay the Executive an additional amount in a lump sum cash payment equal to the federal, state, and local income and payroll taxes that the Executive would incur on an amount equal to the sum of the COBRA payment and this reimbursement. The foregoing gross-up payment shall be made with respect to each COBRA premium payment and shall cease when the Monthly Health Payments cease. The COBRA continuation coverage period under section 4980B of the Internal Revenue Code of 1986, as amended, (the “Code”) shall begin coincident with the first day of the month following the month in which the Executive’s Involuntary Termination occurs. Anything herein to the contrary notwithstanding, the Employer shall have no obligation to continue to maintain any plan, program or level of benefits solely as a result of this Agreement; and”
     2. Section 4(b)(i)(D) of the Employment Agreement is hereby amended in its entirety to read as follows:
“(D) a lump-sum cash payment in the amount of $50,000.00 to cover extra costs due to tax return preparation, estate counseling, and miscellaneous expenses. The Executive shall also be entitled to reimbursement of the cost of career transition assistance services for the Executive that are actually related to the Executive’s Involuntary Termination and are actually provided by a career transition assistance firm selected and paid for by the Company. The Executive must begin the available career transition assistance program within sixty (60) days following the Involuntary Termination. Said career transition assistance shall include the use of an office and the services of a full time secretary suitable for the Executive, as agreed to by the Company, for a reasonable period of time not to exceed two (2) years following the last day of the Executive’s employment. The career transition assistance shall be provided to the Executive in a manner that complies with Treas. Reg. §1.409A-3(i)(1)(iv).”
     3. Section 4(b)(ii) of the Employment Agreement is hereby amended in its entirety to read as follows:
“(ii) Unless payment is required to be delayed pursuant to Section 10(l) below, the payments described in subsection 4(b)(i) above shall be made within sixty (60) days following the Executive’s last day of employment with the Employer, provided that the Executive executes the release described in subsection 4(b)(i) above during the sixty (60) day period and the revocation period for the release has expired without revocation by the Executive. In the event of the Executive’s death subsequent to his Involuntary Termination, but before the payment of

2

benefits, the benefits shall be paid to the Executive’s Beneficiary (as hereinafter defined) within sixty (60) days after the date of the Executive’s death.”
     4. Section 4(b)(iii) of the Employment Agreement is hereby deleted in its entirety and subsequent Sections are hereby renumbered accordingly.
     5. Section 4(c)(i)(IV) of the Employment Agreement is hereby amended in its entirety to read as follows:
“(IV) for a period of three years following the date of the Executive’s Involuntary Termination or, if earlier, the date the Executive obtains other employment, the Executive shall continue to participate, on the same terms and conditions as are in effect immediately prior to such termination or resignation, in the Employer’s health and medical plans provided to the Executive pursuant to Section 3(f). In order for the Executive to receive such continued coverage, the Executive shall pay to the Employer on the last day of each month preceding the month that the health and medical coverage continuation shall be provided, the full cost of the monthly premiums equal to the COBRA cost of continued health and medical coverage under the health and medical plans of the Employer. The first such payment shall be paid to the Employer on the last day of the month in which date of the Executive’s Involuntary Termination occurs. The Executive shall receive a Monthly Health Payment during the three-year period (or until the date the Executive obtains other employment, if earlier), on the first payroll date of each month, equal to the monthly COBRA cost of continued health and medical coverage under the health and medical plans of the Employer, less the amount that the Executive would be required to contribute for health and medical coverage if the Executive were an active employee. The Monthly Health Payments under this Section 4(b)(i)(C) shall commence on the first payroll date occurring in the month following the month in which the date of the Executive’s Involuntary Termination occurs and shall continue for a period of three years following the Executive’s Involuntary Termination or, if earlier, until the date the Executive obtains other employment. In addition, on each date which the Monthly Health Payments are made under this Section 4(b)(i)(C) the Employer shall pay the Executive an additional amount in a lump sum cash payment equal to the federal, state, and local income and payroll taxes that the Executive would incur on an amount equal to the sum of the COBRA payment and this reimbursement. The foregoing gross-up payment shall be made with respect to each COBRA premium payment and shall cease when the Monthly Health Payments cease. The COBRA continuation coverage period under section 4980B of the Code shall begin coincident with the first day of the month following the month in which the Executive’s Involuntary Termination occurs. Anything herein to the contrary notwithstanding, the Employer shall have no obligation to continue to maintain any plan, program or level of benefits solely as a result of this Agreement; and”
     6. Section 4(c)(i)(V) of the Employment Agreement is hereby amended in its entirety to read as follows:

3

“(V) a lump-sum cash payment in the amount of $50,000.00 to cover extra costs due to tax return preparation, estate counseling, and miscellaneous expenses. The Executive shall also be entitled to reimbursement of the cost of career transition assistance services for the Executive that are actually related to the Executive’s Involuntary Termination and are actually provided by a career transition assistance firm selected and paid for by the Company. The Executive must begin the available career transition assistance program within sixty (60) days following the Involuntary Termination. Said career transition assistance shall include the use of an office and the services of a full time secretary suitable for the Executive, as agreed to by the Company, for a reasonable period of time not to exceed three (3) years following the last day of the Executive’s employment. The career transition assistance shall be provided to the Executive in a manner that complies with Treas. Reg. §1.409A-3(i)(1)(iv).”
     7. Section 4(c)(iii) of the Employment Agreement is hereby amended in its entirety to read as follows:
“(iii) Unless payment is required to be delayed pursuant to Section 10(l) below, the payments described in subsection 4(c)(i) above shall be made within sixty (60) days following the Executive’s last day of employment with the Employer, provided that the Executive executes the release described in subsection 4(c)(i) above during the sixty (60) day period and the revocation period for the release has expired without revocation by the Executive. Notwithstanding any provision to the contrary herein, in the event the Executive undergoes an Involuntary Termination as described in subsection 4(c)(i)(B)(y) above and the transaction constituting a Change in Control is a “change in control event” under Treas. Reg. §1.409A-3(i)(5), the payments described in subsection 4(c)(i) above shall be made to the Executive within sixty (60) days following the date of the Change in Control, unless payment is required to be delayed pursuant to Section 10(l) below, in which case, the payments described in subsection 4(c)(i) above shall be made within thirty (30) days following the 180-day anniversary of the date of the Executive’s last day of employment. In the event the Executive undergoes an Involuntary Termination as described in subsection 4(c)(i)(B)(y) above and the transaction constituting a Change in Control is not a “change in control event” under Treas. Reg. §1.409A-3(i)(5), the payments described in subsection 4(c)(i) above shall be made within thirty (30) days following the 180-day anniversary of the date of the Executive’s last day of employment. In the event of the Executive’s death subsequent to his Involuntary Termination, but before the payment of benefits, the benefits shall be paid to the Executive’s Beneficiary (as hereinafter defined) within sixty (60) days after the date of the Executive’s death.”
     8. Section 4(c)(iv) of the Employment Agreement is hereby deleted in its entirety.
     9. A new sentence is hereby added to the end of Section 4(d) of the Employment Agreement to read in its entirety as follows:

4

“Unless the payment is required to be delayed pursuant to Section 10(l)(ii) below, the payments described in this Section 4(d) shall be made in a lump sum within sixty (60) days following the Executive’s last day of employment with the Employer.”
     10. The second sentence of Section 4(e) of the Employment Agreement is hereby amended in its entirety to read as follows:
“In the event of the Executive’s death, the Accrued Obligations and in the event that the Executive’s death occurs on or after July 1 of a year, a pro rata bonus for that year equal to the Executive’s target bonus for that year multiplied by the number of completed months of employment in that year divided by 12, shall be paid to the Executive’s Beneficiary in a lump sum within sixty (60) days of the date of the Executive’s death.”
     11. Section 6(e) of the Employment Agreement is hereby deleted in its entirety.
     12. A new Section 10(l) is hereby added to the Employment Agreement to read in its entirety as follows:
“(l) Section 409A.
     (i) Interpretation. Notwithstanding the other provisions hereof, this Agreement is intended to comply with the requirements of section 409A of the Code, to the extent applicable, and this Agreement shall be interpreted to avoid any penalty sanctions under section 409A of the Code. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with section 409A and, if necessary, any such provision shall be deemed amended to comply with section 409A of the Code and regulations thereunder. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under section 409A of the Code, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. For purposes of section 409A of the Code, all payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” within the meaning of section 409A of the Code and each payment made under this Agreement shall be treated as a separate payment. In no event may the Executive, directly or indirectly, designate the calendar year of payment.
     (ii) Payment Delay. Notwithstanding any provision to the contrary in this Agreement, if on the date of the Executive’s termination of employment, the Executive is a “specified employee” (as such term is defined in section 409A(a)(2)(B)(i) of the Code and its corresponding regulations) as determined by the Board (or its delegate) in its sole discretion in accordance with its “specified employee” determination policy, then all cash severance payments payable to the Executive under this Agreement that are deemed as deferred compensation subject to the requirements of section 409A of the Code shall be postponed for a

5

period of six months following the Executive’s “separation from service” with the Company (or any successor thereto). The postponed amounts shall be paid to the Executive in a lump sum within thirty (30) days after the date that is six (6) months following the Executive’s “separation from service” with the Company (or any successor thereto). If the Executive dies during such six-month period and prior to payment of the postponed cash amounts hereunder, the amounts delayed on account of section 409A of the Code shall be paid to the Executive’s Beneficiary within sixty (60) days after the date of the Executive’s death. If any of the cash payments payable pursuant to this Agreement are delayed due to the requirements of section 409A of the Code, there shall be added to such payments interest during the deferral period at the prime rate quoted in the Wall Street Journal on the date of the Executive’s termination of employment or, if not available on such date, the next prime rate quoted in the Wall Street Journal.
     (iii) Reimbursements. All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the taxable year following the year in which the expense is incurred, and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit. Any tax gross up payments to be made hereunder shall be made not later than the end of the Executive’s taxable year next following the Executive’s taxable year in which the related taxes are remitted to the taxing authority.”
     13. In all respects not modified by this Amendment 2008-1, the Employment Agreement is hereby ratified and confirmed.
[Signature Page Follows]

6

     IN WITNESS WHEREOF, the Company and the Executive agree to the terms of the foregoing Amendment 2008-1, effective as of the date set forth above.

ELAN PHARMACEUTICALS, INC.
By:	/s/ Richard T. Collier
Richard T. Collier
EVP & General Counsel

ELAN CORPORATION, PLC
By:	/s/Liam Daniel
Liam Daniel
EVP & Secretary

EXECUTIVE
/s/ Kelly Martin
G. Kelly Martin

7